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File No. 036854-0000
April 22, 2009
VIA EDGAR AND FACSIMILE
Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549
Facsimile: (202) 772-9217
Re:	Somaxon Pharmaceuticals, Inc. Preliminary Proxy Statement on Schedule 14A Filed April 17, 2009 File No. 000-51665
Dear Mr. Riedler:
     We are in receipt of the Staff’s letter dated April 21, 2009 with respect to the above-referenced Preliminary Proxy Statement. We are responding to the Staff’s comment on behalf of Somaxon Pharmaceuticals, Inc. (“Somaxon”). For ease of reference, we have set forth the Staff’s comment and Somaxon’s response below.
Preliminary Proxy Statement filed April 17, 2009
     1. We note that you seek approval of a one-time option exchange program that would allow eligible participants to exchange eligible options for the grant of a lesser number of replacement stock options with lower exercise prices. Accordingly, Item 12 of Schedule 14A is applicable. Please amend your filing to furnish the financial information required by Item 13 of Schedule 14A, or incorporate the information by reference in accordance with Item 13(b)(2).
     Somaxon’s Response: Somaxon acknowledges the Staff’s comment and intends to file a Definitive Proxy Statement to incorporate by reference the requested financial information as follows:
     (a) A new section entitled “Incorporation by Reference” will be added to the last page of the Proxy Statement which will read in full as follows:

April 22, 2009

     “We hereby incorporate by reference into this proxy statement Items 6, 7, 7A, 8 and 9 of our annual report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on March 13, 2009.”
     (b) The section entitled “Annual Report” on page 57 of the Proxy Statement will be amended to read in full as follows:
     “Our annual report for the fiscal year ended December 31, 2008 will be mailed to stockholders of record on or about April 30, 2009. Except to the extent expressly incorporated by reference into this proxy statement, our annual report does not constitute, and should not be considered, a part of this proxy solicitation material.
     Any person who was a beneficial owner of our common stock on the record date may request a copy of our annual report, and it will be furnished without charge upon receipt of a written request identifying the person so requesting a report as a stockholder of our company at such date. Requests should be directed to Somaxon Pharmaceuticals, Inc., 3830 Valley Centre Drive, Suite 705-461, San Diego, California 92130, Attention: Corporate Secretary.”
* * *
     Any comments or questions regarding the foregoing should be directed to the undersigned at 858-523-5435. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,
/s/ Cheston J. Larson
Cheston J. Larson
of LATHAM & WATKINS LLP

Enclosures
cc:	Rose Zukin, Esq., U.S. Securities and Exchange Commission Matthew W. Onaitis, Esq., Somaxon Pharmaceuticals, Inc.